Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Third Quarter of 2022

BEIJING, CHINA, December 8, 2022 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the third quarter of 2022.

Third Quarter of 2022 Highlights

•	Net revenues decreased by 14.0% year over year to RMB3,233.0 million (US$454.5 million*) in the third quarter of 2022.

•	Net income attributable to Hello Group Inc. increased to RMB450.8 million (US$63.4 million) in the third quarter of 2022, from RMB403.2 million in the same period of 2021.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB535.8 million (US$75.3 million) in the third quarter of 2022, from RMB571.6 million in the same period of 2021.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.20 (US$0.31) in the third quarter of 2022, compared to RMB1.93 in the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.60 (US$0.37) in the third quarter of 2022, compared to RMB2.70 in the same period of 2021.

•	Monthly Active Users (“MAU”) on Momo application were 108.8 million in September 2022, compared to 115.5 million in September 2021. MAU on Tantan application were 20.9 million in September 2022.

•

For the Momo app total paying users was 8.4 million for the third quarter of 2022, compared to 9.3 million for the same period last year. Tantan had 2.0 million paying users for the third quarter of 2022 compared to 2.9 million from the year ago period.

First Nine Months of 2022 Highlights

•	Net revenues decreased 12.9% year over year to RMB9,491.5 million (US$1,334.3 million) for the first nine months of 2022.

•	Net income attributable to Hello Group Inc. was RMB1,086.3 million (US$152.7 million) for the first nine months of 2022, compared to RMB1,329.0 million during the same period of 2021.

•

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,397.8 million (US$196.5 million) for the first nine months of 2022, compared to RMB1,756.2 million during the same period of 2021.

•	Diluted net income per ADS was RMB5.30 (US$0.75) for the first nine months of 2022, compared to RMB6.22 during the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB6.75 (US$0.95) for the first nine months of 2022, compared to RMB8.14 during the same period of 2021.

“I am very happy to return to the CEO position. In the third quarter, thanks to product and operational enhancements, we delivered good financial results and made solid progress across all business lines.” commented Yan Tang, Chairman and CEO of Hello Group. “Such progress on the business front, coupled with the efforts to improve cost efficiency, allowed us to see meaningful bottom line improvement on a sequential basis. I am very proud of the execution capabilities that the team demonstrated in such a challenging environment.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1135 to US$1.00, the effective noon buying rate for September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Third Quarter of 2022 Financial Results

Net revenues

Total net revenues were RMB3,233.0 million (US$454.5 million) in the third quarter of 2022, a decrease of 14.0% from RMB3,759.2 million in the third quarter of 2021.

Live video service revenues were RMB1,657.5 million (US$233.0 million) in the third quarter of 2022, a decrease of 23.5% from RMB2,166.7 million during the same period of 2021. The decrease was primarily attributable to COVID related consumption softness and regulatory changes, and to a lesser extent, Tantan’s product adjustment to improve user experience in September last year and negative impact of pandemic resurgence and channel investment reduction.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,537.7 million (US$216.2 million) in the third quarter of 2022, an increase of 0.3% from RMB1,533.3 million during the same period of 2021. The year-over-year increase was primarily attributable to the rapid revenue growth from the new standalone apps. The increase was partially offset by the decrease in Tantan’s value-added service due to the demonetization process to improve user experience and retention, as well as the negative impact of COVID and the reduction of channel investments on Tantan’s user growth and paying conversion.

Mobile marketing revenues were RMB28.2 million (US$4.0 million) in the third quarter of 2022, a decrease of 34.8% from RMB43.3 million during the same period of 2021. The decrease in mobile marketing revenues was due to the negative impact of macro headwind on client’s advertising budget.

Mobile games revenues were RMB7.7 million (US$1.1 million) in the third quarter of 2022, a decrease of 4.1% from RMB8.1 million in the third quarter of 2021. The decrease in mobile game revenues was mainly due to the decrease in paying users of mobile games.

Net revenues from the Momo segment decreased from RMB3,246.3 million in the third quarter of 2021 to RMB2,891.0 million (US$406.4 million) in the third quarter of 2022, primarily due to the decrease in net revenues from live video service. Net revenues from the Tantan segment decreased from RMB510.7 million in the third quarter of 2021 to RMB341.3 million (US$48.0 million) in the third quarter of 2022, due to our demonetization strategy to improve user experience, as well as the negative impact of COVID and the reduction of channel investments on Tantan’s user growth and paying conversion.

Cost and expenses

Cost and expenses were RMB2,734.2 million (US$384.4 million) in the third quarter of 2022, a decrease of 17.6% from RMB3,319.9 million in the third quarter of 2021. The decrease was primarily attributable to: (a) a decrease in revenue sharing with broadcasters related to Momo’s core live video service and Tantan’s live video service, which was partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service; (b) a decrease in sales and marketing expenses due to our initiatives to control cost and optimize Tantan’s channel marketing strategy; (c) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs since the beginning of the year and the decreased fair value of the share options new grants; (d) no production cost from television program and film compared to the third quarter of 2021; and (e) a decrease in depreciation and amortization cost due to the impairment of intangible assets in 2021.

Non-GAAP cost and expenses (note 1) were RMB2,649.2 million (US$372.4 million) in the third quarter of 2022, a decrease of 15.7% from RMB3,143.2 million during the same period of 2021.

Income from operations

Income from operations was RMB520.1 million (US$73.1 million) in the third quarter of 2022, compared to RMB460.5 million during the same period of 2021. Income from operations of the Momo segment was RMB569.4 million (US$80.0 million) in the third quarter of 2022, which decreased from RMB676.5 million in the third quarter of 2021. Loss from operations of the Tantan segment was RMB44.5 million (US$6.2 million) in the third quarter of 2022, compared to loss from operations of RMB179.8 million in the third quarter of 2021.

Non-GAAP income from operations (note 1) was RMB605.1 million (US$85.1 million) in the third quarter of 2022, compared to RMB637.2 million during the same period of 2021. Non-GAAP income from operations of the Momo segment was RMB648.2 million (US$91.1 million) in the third quarter of 2022, which decreased from RMB786.3 million in the third quarter of 2021. Non-GAAP loss from operations of the Tantan segment was RMB38.3 million (US$5.4 million) in the third quarter of 2022, compared to non-GAAP loss from operations of RMB112.9 million in the third quarter of 2021.

Other gain or loss, net

Other gain was RMB40.4 million (US$5.7 million) in the third quarter of 2022, which mainly resulted from the Company’s repurchase of its convertible senior notes from certain bond holders in the third quarter of 2022, partially offset by impairment loss on other long-term investments.

Income tax expenses

Income tax expenses were RMB156.0 million (US$21.9 million) in the third quarter of 2022, compared to RMB143.2 million in the third quarter of 2021. The increase was primarily due to the fact that in the third quarter of 2022, we accrued withholding income tax of RMB42.9 million (US$6.0 million) on undistributed earnings generated in the third quarter of 2022 by our wholly-foreign owned enterprise (“WFOE”), because we plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand for US dollars in business operations, payments of dividends and debts, potential investments, share repurchase plan, etc.

Net income

Net income was RMB449.9 million (US$63.2 million) in the third quarter of 2022, compared to RMB395.9 million during the same period of 2021. Net income from the Momo segment was RMB499.6 million (US$70.2 million) in the third quarter of 2022, compared to RMB611.1 million in the same period of 2021. Net loss from the Tantan segment was RMB45.0 million (US$6.3 million) in the third quarter of 2022, compared to net loss of RMB179.0 million in the third quarter of 2021.

Non-GAAP net income (note 1) was RMB534.8 million (US$75.2 million) in the third quarter of 2022, compared to RMB564.3 million during the same period of 2021. Non-GAAP net income from the Momo segment was RMB578.4 million (US$81.3 million) in the third quarter of 2022, which decreased from RMB720.9 million in the third quarter of 2021. Non-GAAP net loss of the Tantan segment was RMB38.8 million (US$5.5 million) in the third quarter of 2022, compared to non-GAAP net loss of RMB120.5 million in the third quarter of 2021.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB450.8 million (US$63.4 million) in the third quarter of 2022, compared to a net income of RMB403.2 million during the same period of 2021.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB535.8 million (US$75.3 million) in the third quarter of 2022, compared to RMB571.6 million during the same period of 2021.

Net income per ADS

Diluted net income per ADS was RMB2.20 (US$0.31) in the third quarter of 2022, compared to RMB1.93 in the third quarter of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB2.60 (US$0.37) in the third quarter of 2022, compared to RMB2.70 in the third quarter of 2021.

Cash and cash flow

As of September 30, 2022, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB13,021.3 million (US$1,830.5 million), compared to RMB15,707.0 million as of December 31, 2021. The decrease was due to a number of cash outflow items, including our cash dividend payment of RMB841.0 million (US$118.2 million) to shareholders; an aggregate payment of RMB2,137.0 million (US$300.4 million) for the repurchase of the company’s convertible notes; an aggregate of RMB287.7 million (US$40.4 million) in relation to the share repurchase program; and RMB300.0 million (US$42.2 million) payment to Chinese tax authorities to repatriate cash from our WOFE in China to our offshore entity in the first nine months of 2022.

Net cash provided by operating activities in the third quarter of 2022 was RMB444.5 million (US$62.5 million), compared to RMB559.9 million in the third quarter of 2021.

First Nine Months of 2022 Financial Results

Net revenues for the first nine months of 2022 were RMB9,491.5 million (US$1,334.3 million), a decrease of 12.9% from RMB10,901.5 million in the same period of 2021.

Net income attributable to Hello Group Inc. was RMB1,086.3 million (US$152.7 million) for the first nine months of 2022, compared to RMB1,329.0 million during the same period of 2021.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,397.8 million (US$196.5 million) for the first nine months of 2022, compared to RMB1,756.2 million during the same period of 2021.

Diluted net income per ADS was RMB5.30 (US$0.75) during the first nine months of 2022, compared to RMB6.22 in the same period of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB6.75 (US$0.95) during the first nine months of 2022, compared to RMB8.14 in the same period of 2021.

Net cash provided by operating activities was RMB688.2 million (US$96.7 million) during the first nine months of 2022, compared to RMB893.7 million in the same period of 2021.

Recent Development

Execution of share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months. As of December 8, 2022, the Company has repurchased 12.0 million ADSs for US$56.7 million on the open market under this program, at an average purchase price of US$4.71 per ADS.

Business Outlook

For the fourth quarter of 2022, the Company expects total net revenues to be between RMB3.15 billion to RMB3.25 billion, representing a decrease of 14.3% to 11.5% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 resurgence on the Chinese and global economies, as well as on users’ paying capabilities.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income (loss) attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, December 8, 2022, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on December 8, 2022).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10027148-ghj92l.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through December 15, 2022. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10027148

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the fourth quarter of 2022, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2022 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2022 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2021 RMB	2022 RMB	2022 US$	2021 RMB	2022 RMB	2022 US$
Net revenues:
Live video service	2,166,733	1,657,531	233,012	6,230,160	4,786,232	672,838
Value-added service	1,533,288	1,537,666	216,162	4,496,059	4,557,481	640,681
Mobile marketing	43,323	28,243	3,970	133,641	92,029	12,937
Mobile games	8,052	7,719	1,085	28,418	50,416	7,087
Other services	7,784	1,862	262	13,212	5,356	753

Total net revenues	3,759,180	3,233,021	454,491	10,901,490	9,491,514	1,334,296
Cost and expenses:
Cost of revenues	(2,183,337)	(1,886,135)	(265,149)	(6,191,911)	(5,505,369)	(773,933)
Research and development	(260,939)	(245,105)	(34,456)	(815,757)	(733,562)	(103,123)
Sales and marketing	(680,896)	(467,012)	(65,652)	(1,944,705)	(1,666,542)	(234,279)
General and administrative	(194,734)	(135,933)	(19,109)	(459,443)	(453,514)	(63,754)

Total cost and expenses	(3,319,906)	(2,734,185)	(384,366)	(9,411,816)	(8,358,987)	(1,175,089)
Other operating income	21,221	21,289	2,993	137,389	85,790	12,060

Income from operations	460,495	520,125	73,118	1,627,063	1,218,317	171,267
Interest income	93,564	89,274	12,550	284,706	280,761	39,469
Interest expense	(18,669)	(25,010)	(3,516)	(55,332)	(72,575)	(10,202)
Other gain or loss, net	—	40,403	5,680	(18,000)	118,325	16,634

Income before income tax and share of income on equity method investments	535,390	624,792	87,832	1,838,437	1,544,828	217,168
Income tax expenses	(143,158)	(156,041)	(21,936)	(526,065)	(452,860)	(63,662)

Income before share of income on equity method investments	392,232	468,751	65,896	1,312,372	1,091,968	153,506
Share of income (loss) on equity method investments	3,658	(18,880)	(2,654)	5,961	(8,967)	(1,261)

Net income	395,890	449,871	63,242	1,318,333	1,083,001	152,245

Less: net loss attributable to non-controlling interest	(7,301)	(964)	(136)	(10,677)	(3,288)	(462)

Net income attributable to the shareholders of Hello Group Inc.	403,191	450,835	63,378	1,329,010	1,086,289	152,707

Net income per share attributable to ordinary shareholders
Basic	1.01	1.15	0.16	3.26	2.75	0.39
Diluted	0.96	1.10	0.15	3.11	2.65	0.37
Weighted average shares used in calculating net income per ordinary share
Basic	400,835,428	391,027,485	391,027,485	408,074,205	394,333,009	394,333,009
Diluted	437,639,164	423,608,050	423,608,050	444,906,615	429,765,849	429,765,849

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	395,890	449,871	63,242	1,318,333	1,083,001	152,245
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	368	(188,343)	(26,477)	(31,830)	(328,832)	(46,226)

Comprehensive income	396,258	261,528	36,765	1,286,503	754,169	106,019
Less: comprehensive (loss) income attributed to the non-controlling interest	(7,540)	10,831	1,523	(13,323)	17,710	2,490

Comprehensive income attributable to Hello Group Inc.	403,798	250,697	35,242	1,299,826	736,459	103,529

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31 2021 RMB	September 30 2022 RMB	September 30 2022 US$
Assets
Current assets
Cash and cash equivalents	5,570,563	3,435,616	482,971
Short-term deposits	2,860,000	5,900,000	829,409
Restricted cash	—	100,327	14,104
Accounts receivable, net of allowance for doubtful accounts of RMB15,127 and RMB5,945 as of December 31, 2021 and September 30, 2022, respectively	205,225	194,344	27,320
Prepaid expenses and other current assets	775,072	877,348	123,336

Total current assets	9,410,860	10,507,635	1,477,140
Long-term deposits	7,200,000	3,500,000	492,022
Long-term restricted cash	76,471	85,362	12,000
Right-of-use assets, net	257,934	142,492	20,031
Property and equipment, net	180,664	186,949	26,281
Intangible assets, net	27,320	23,482	3,301
Rental deposits	19,204	20,737	2,915
Long-term investments	820,006	863,452	121,382
Other non-current assets	83,930	119,620	16,816
Deferred tax assets	34,849	35,836	5,038

Total assets	18,111,238	15,485,565	2,176,926

Liabilities and equity
Current liabilities
Accounts payable	726,207	622,980	87,576
Deferred revenue	539,967	467,763	65,757
Accrued expenses and other current liabilities	911,050	664,867	93,466
Amount due to related parties	5,016	9,443	1,327
Lease liabilities due within one year	162,950	102,585	14,421
Income tax payable	125,773	74,848	10,522
Deferred consideration in connection with business acquisitions	44,802	27,313	3,840
Convertible Senior Notes-current	—	2,726,763	383,322

Total current liabilities	2,515,765	4,696,562	660,231
Deferred tax liabilities	213,384	37,635	5,291
Convertible senior notes	4,565,292	—	—
Lease liabilities	103,105	42,578	5,986
Other non-current liabilities	128,095	114,577	16,107

Total liabilities	7,525,641	4,891,352	687,615
Shareholder’s equity (i)	10,585,597	10,594,213	1,489,311

Total liabilities and shareholder’s equity	18,111,238	15,485,565	2,176,926

(i):	As of September 30, 2022, the number of ordinary shares outstanding was 385,309,239.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First nine months
	Ended September 30			Ended September 30
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	395,890	449,871	63,242	1,318,333	1,083,001	152,245
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	38,696	27,047	3,802	121,311	83,107	11,683
Amortization of intangible assets	34,722	1,279	180	107,783	3,837	539
Share-based compensation	143,280	84,976	11,945	349,195	311,540	43,797
Share of income (loss) on equity method investments	(3,658)	18,880	2,654	(5,961)	8,967	1,261
Gain on repurchase of convertible senior notes	—	(51,653)	(7,261)	—	(129,575)	(18,215)
Loss on long-term investments	—	11,250	1,581	18,000	11,250	1,581
Gain on disposal of subsidiaries	—	—	—	(15,526)	—	—
Cash received on distributions from equity method investments	—	—	—	—	1,708	240
Loss or gain on disposal of property and equipment	2,351	(923)	(130)	1,272	(783)	(110)
Provision of losses on receivable and other assets	(322)	(820)	(115)	242	(453)	(64)
Changes in operating assets and liabilities:
Accounts receivable	(1,616)	22,973	3,229	(24,358)	15,695	2,206
Prepaid expenses and other current assets	(85,048)	41,418	5,822	(203,666)	(16,144)	(2,269)
Rental deposits	(922)	716	101	(1,514)	1,399	197
Deferred tax assets	(782)	590	83	(2,016)	(986)	(139)
Other non-current assets	(57,100)	16,130	2,268	(8,050)	76,820	10,799
Accounts payable	(28,400)	(438)	(62)	19,422	(106,392)	(14,956)
Income tax payable	24,947	(15,635)	(2,198)	(71,431)	(50,923)	(7,159)
Deferred revenue	9,369	(19,356)	(2,721)	25,454	(73,891)	(10,387)
Accrued expenses and other current liabilities	56,954	(108,513)	(15,255)	(38,829)	(304,346)	(42,784)
Amount due to related parties	1,860	7,824	1,100	(4,696)	4,427	622
Deferred tax liabilities	(8,676)	(14,425)	(2,028)	(26,941)	(171,752)	(24,145)
Share-based compensation liability	—	—	—	(678,153)	—	—
Other non-current liabilities	38,335	(26,655)	(3,747)	13,818	(58,311)	(8,197)

Net cash provided by operating activities	559,880	444,536	62,490	893,689	688,195	96,745
Cash flows from investing activities:
Purchase of property and equipment	(30,919)	(27,051)	(3,803)	(76,122)	(70,392)	(9,896)
Payment for long-term investments	—	—	—	(300,000)	(55,343)	(7,780)
Purchase of short-term deposits	(2,100,000)	(1,700,000)	(238,982)	(4,576,688)	(1,700,000)	(238,982)
Cash received on maturity of short-term deposits	3,458,658	2,700,000	379,560	6,117,570	3,710,000	521,544
Cash received on investment income distribution	—	—	—	5,610	3,523	495
Cash of disposed subsidiaries	—	—	—	(8,750)	—	—
Purchase of long-term deposits	—	(1,000,000)	(140,578)	(250,000)	(2,550,000)	(358,473)
Cash received on maturity of long-term deposits	—	—	—	—	1,200,000	168,693
Other investing activities	13	2,781	391	2,406	3,103	436

Net cash provided by (used in) investing activities	1,327,752	(24,270)	(3,412)	914,026	540,891	76,037
Cash flows from financing activities:
Deferred payment for business acquisition	—	(15,858)	(2,229)	(12,907)	(21,421)	(3,011)
Proceeds from exercise of share options	461	18	3	771	51	7
Payment in relation to the share repurchase program	(756,714)	(285,355)	(40,115)	(862,865)	(287,690)	(40,443)
Repurchase of subsidiary’s share options	(48,489)	(14,330)	(2,014)	(54,050)	(39,867)	(5,604)
Dividends payment	—	—	—	(852,743)	(840,997)	(118,225)
Payment for redemption of convertible bonds	—	(1,024,443)	(144,014)	—	(2,136,987)	(300,413)

Net cash used in financing activities	(804,742)	(1,339,968)	(188,369)	(1,781,794)	(3,326,911)	(467,689)
Effect of exchange rate changes	(3,661)	(6,190)	(869)	(28,697)	72,096	10,135

Net increase (decrease) in cash and cash equivalents	1,079,229	(925,892)	(130,160)	(2,776)	(2,025,729)	(284,772)
Cash, cash equivalents and restricted cash at the beginning of period	2,284,067	4,547,197	639,235	3,366,072	5,647,034	793,847
Cash, cash equivalents and restricted cash at the end of period	3,363,296	3,621,305	509,075	3,363,296	3,621,305	509,075

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months			Three months
	Ended September 30, 2021					Ended September 30, 2022			Ended September 30, 2022
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(2,183,337)	17,286	6,623	—	(2,159,428)	(1,886,135)	1,496	(1,884,639)	(265,149)	210	(264,939)
Research and development	(260,939)	—	29,094	—	(231,845)	(245,105)	21,713	(223,392)	(34,456)	3,052	(31,404)
Sales and marketing	(680,896)	16,165	27,653	—	(637,078)	(467,012)	8,453	(458,559)	(65,652)	1,188	(64,464)
General and administrative	(194,734)	—	79,910	—	(114,824)	(135,933)	53,314	(82,619)	(19,109)	7,495	(11,614)

Cost and operating expenses	(3,319,906)	33,451	143,280	—	(3,143,175)	(2,734,185)	84,976	(2,649,209)	(384,366)	11,945	(372,421)
Income from operations	460,495	33,451	143,280	—	637,226	520,125	84,976	605,101	73,118	11,945	85,063
Net income attributable to Hello Group Inc.	403,191	33,451	143,280	(8,363)	571,559	450,835	84,976	535,811	63,378	11,945	75,323

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1. Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First nine months					First nine months			First nine months
	Ended September 30, 2021					Ended September 30, 2022			Ended September 30, 2022
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share- based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(6,191,911)	51,853	14,548	—	(6,125,510)	(5,505,369)	12,488	(5,492,881)	(773,933)	1,756	(772,177)
Research and development	(815,757)	3,660	103,268	—	(708,829)	(733,562)	66,652	(666,910)	(103,123)	9,370	(93,753)
Sales and marketing	(1,944,705)	48,491	59,797	—	(1,836,417)	(1,666,542)	29,952	(1,636,590)	(234,279)	4,211	(230,068)
General and administrative	(459,443)	—	171,582	—	(287,861)	(453,514)	202,448	(251,066)	(63,754)	28,460	(35,294)

Cost and operating expenses	(9,411,816)	104,004	349,195	—	(8,958,617)	(8,358,987)	311,540	(8,047,447)	(1,175,089)	43,797	(1,131,292)
Income from operations	1,627,063	104,004	349,195	—	2,080,262	1,218,317	311,540	1,529,857	171,267	43,797	215,064
Net income attributable to Hello Group Inc.	1,329,010	104,004	349,195	(26,002)	1,756,207	1,086,289	311,540	1,397,829	152,707	43,797	196,504

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,517,872	139,659	—	1,657,531	233,012
Value-added service	1,336,050	201,616	—	1,537,666	216,162
Mobile marketing	28,243	—	—	28,243	3,970
Mobile games	7,719	—	—	7,719	1,085
Other services	1,126	—	736	1,862	262

Total net revenues	2,891,010	341,275	736	3,233,021	454,491
Cost and expenses (iii):
Cost of revenues	(1,704,934)	(180,277)	(924)	(1,886,135)	(265,149)
Research and development	(176,727)	(68,378)	—	(245,105)	(34,456)
Sales and marketing	(335,350)	(130,222)	(1,440)	(467,012)	(65,652)
General and administrative	(124,184)	(8,574)	(3,175)	(135,933)	(19,109)

Total cost and expenses	(2,341,195)	(387,451)	(5,539)	(2,734,185)	(384,366)
Other operating income	19,563	1,722	4	21,289	2,993

Income (loss) from operations	569,378	(44,454)	(4,799)	520,125	73,118
Interest income	89,003	187	84	89,274	12,550
Interest expense	(25,010)	—	—	(25,010)	(3,516)
Other gain or loss, net	40,403	—	—	40,403	5,680

Income (loss) before income tax and share of income on equity method investments	673,774	(44,267)	(4,715)	624,792	87,832
Income tax expenses	(155,328)	(713)	—	(156,041)	(21,936)

Income (loss) before share of income on equity method investments	518,446	(44,980)	(4,715)	468,751	65,896
Share of loss on equity method investments	(18,880)	—	—	(18,880)	(2,654)

Net income (loss)	499,566	(44,980)	(4,715)	449,871	63,242

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,478	18	—	1,496	210
Research and development	15,640	6,073	—	21,713	3,052
Sales and marketing	8,446	7	—	8,453	1,188
General and administrative	53,272	42	—	53,314	7,495

Total cost and expenses	78,836	6,140	—	84,976	11,945

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	569,378	(44,454)	(4,799)	520,125	73,118
Share-based compensation	78,836	6,140	—	84,976	11,945

Non-GAAP income (loss) from operations	648,214	(38,314)	(4,799)	605,101	85,063
Net income (loss)	499,566	(44,980)	(4,715)	449,871	63,242
Share-based compensation	78,836	6,140	—	84,976	11,945

Non-GAAP net income (loss)	578,402	(38,840)	(4,715)	534,847	75,187

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	1,932,141	234,592	—	2,166,733	336,272
Value-added service	1,257,158	276,130	—	1,533,288	237,962
Mobile marketing	43,323	—	—	43,323	6,724
Mobile games	8,052	—	—	8,052	1,250
Other services	5,589	—	2,195	7,784	1,208

Total net revenues	3,246,263	510,722	2,195	3,759,180	583,416
Cost and expenses (iv):
Cost of revenues	(1,884,931)	(269,376)	(29,030)	(2,183,337)	(338,849)
Research and development	(194,475)	(66,464)	—	(260,939)	(40,497)
Sales and marketing	(336,691)	(341,636)	(2,569)	(680,896)	(105,673)
General and administrative	(171,609)	(16,321)	(6,804)	(194,734)	(30,222)

Total cost and expenses	(2,587,706)	(693,797)	(38,403)	(3,319,906)	(515,241)
Other operating income	17,946	3,270	5	21,221	3,293

Income (loss) from operations	676,503	(179,805)	(36,203)	460,495	71,468
Interest income	93,174	356	34	93,564	14,521
Interest expense	(18,669)	—	—	(18,669)	(2,897)

Income (loss) before income tax and share of income on equity method investments	751,008	(179,449)	(36,169)	535,390	83,092
Income tax (expenses) benefits	(143,562)	404	—	(143,158)	(22,218)

Income (loss) before share of income on equity method investments	607,446	(179,045)	(36,169)	392,232	60,874
Share of income on equity method investments	3,658	—	—	3,658	568

Net income (loss)	611,104	(179,045)	(36,169)	395,890	61,442

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,847	3,776	—	6,623	1,028
Research and development	18,071	11,023	—	29,094	4,515
Sales and marketing	11,280	16,373	—	27,653	4,292
General and administrative	77,616	2,294	—	79,910	12,402

Total cost and expenses	109,814	33,466	—	143,280	22,237

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	676,503	(179,805)	(36,203)	460,495	71,468
Share-based compensation	109,814	33,466	—	143,280	22,237
Amortization of intangible assets from business acquisitions	—	33,451	—	33,451	5,192

Non-GAAP income (loss) from operations	786,317	(112,888)	(36,203)	637,226	98,897
Net income (loss)	611,104	(179,045)	(36,169)	395,890	61,442
Share-based compensation	109,814	33,466	—	143,280	22,237
Amortization of intangible assets from business acquisitions	—	33,451	—	33,451	5,192
Tax impacts	—	(8,363)	—	(8,363)	(1,298)

Non-GAAP net income (loss)	720,918	(120,491)	(36,169)	564,258	87,573

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,404,991	381,241	—	4,786,232	672,838
Value-added service	3,917,609	639,872	—	4,557,481	640,681
Mobile marketing	92,029	—	—	92,029	12,937
Mobile games	50,416	—	—	50,416	7,087
Other services	4,298	—	1,058	5,356	753

Total net revenues	8,469,343	1,021,113	1,058	9,491,514	1,334,296
Cost and expenses (v):
Cost of revenues	(4,981,345)	(522,188)	(1,836)	(5,505,369)	(773,933)
Research and development	(536,640)	(196,922)	—	(733,562)	(103,123)
Sales and marketing	(1,039,526)	(623,680)	(3,336)	(1,666,542)	(234,279)
General and administrative	(415,954)	(25,335)	(12,225)	(453,514)	(63,754)

Total cost and expenses	(6,973,465)	(1,368,125)	(17,397)	(8,358,987)	(1,175,089)
Other operating income	76,253	9,491	46	85,790	12,060

Income (loss) from operations	1,572,131	(337,521)	(16,293)	1,218,317	171,267
Interest income	280,252	291	218	280,761	39,469
Interest expense	(72,575)	—	—	(72,575)	(10,202)
Other gain or loss, net	118,325	—	—	118,325	16,634

Income (loss) before income tax and share of income on equity method investments	1,898,133	(337,230)	(16,075)	1,544,828	217,168
Income tax expenses	(451,061)	(1,799)	—	(452,860)	(63,662)

Income (loss) before share of income on equity method investments	1,447,072	(339,029)	(16,075)	1,091,968	153,506
Share of loss on equity method investments	(8,967)	—	—	(8,967)	(1,261)

Net income (loss)	1,438,105	(339,029)	(16,075)	1,083,001	152,245

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	Ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	5,477	7,011	—	12,488	1,756
Research and development	51,752	14,900	—	66,652	9,370
Sales and marketing	29,729	223	—	29,952	4,211
General and administrative	202,319	129	—	202,448	28,460

Total cost and expenses	289,277	22,263	—	311,540	43,797

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,572,131	(337,521)	(16,293)	1,218,317	171,267
Share-based compensation	289,277	22,263	—	311,540	43,797

Non-GAAP operating income (loss)	1,861,408	(315,258)	(16,293)	1,529,857	215,064
Net income (loss)	1,438,105	(339,029)	(16,075)	1,083,001	152,245
Share-based compensation	289,277	22,263	—	311,540	43,797

Non-GAAP net income (loss)	1,727,382	(316,766)	(16,075)	1,394,541	196,042

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	Ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	5,527,851	702,309	—	6,230,160	966,906
Value-added service	3,606,393	889,666	—	4,496,059	697,777
Mobile marketing	133,641	—	—	133,641	20,741
Mobile games	28,418	—	—	28,418	4,410
Other services	9,263	—	3,949	13,212	2,051

Total net revenues	9,305,566	1,591,975	3,949	10,901,490	1,691,885
Cost and expenses (vi):
Cost of revenues	(5,338,330)	(816,562)	(37,019)	(6,191,911)	(960,970)
Research and development	(595,176)	(220,581)	—	(815,757)	(126,604)
Sales and marketing	(1,042,458)	(898,612)	(3,635)	(1,944,705)	(301,813)
General and administrative	(471,965)	28,763	(16,241)	(459,443)	(71,304)

Total cost and expenses	(7,447,929)	(1,906,992)	(56,895)	(9,411,816)	(1,460,691)
Other operating income	103,352	34,006	31	137,389	21,322

Income (loss) from operations	1,960,989	(281,011)	(52,915)	1,627,063	252,516
Interest income	283,629	952	125	284,706	44,186
Interest expense	(55,332)	—	—	(55,332)	(8,587)
Other gain or loss, net	(18,000)	—	—	(18,000)	(2,794)

Income (loss) before income tax and share of income on equity method investments	2,171,286	(280,059)	(52,790)	1,838,437	285,321
Income tax (expenses) benefits	(533,508)	7,443	—	(526,065)	(81,644)

Income (loss) before share of income on equity method investments	1,637,778	(272,616)	(52,790)	1,312,372	203,677
Share of income on equity method investments	5,961	—	—	5,961	925

Net income (loss)	1,643,739	(272,616)	(52,790)	1,318,333	204,602

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First nine months
	ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	7,812	6,736	—	14,548	2,258
Research and development	78,259	25,009	—	103,268	16,027
Sales and marketing	37,157	22,640	—	59,797	9,280
General and administrative	238,408	(66,826)	—	171,582	26,629

Total cost and expenses	361,636	(12,441)	—	349,195	54,194

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First nine months
	ended September 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,960,989	(281,011)	(52,915)	1,627,063	252,516
Share-based compensation	361,636	(12,441)	—	349,195	54,194
Amortization of intangible assets from business acquisitions	—	104,004	—	104,004	16,141

Non-GAAP operating income (loss)	2,322,625	(189,448)	(52,915)	2,080,262	322,851
Net income (loss)	1,643,739	(272,616)	(52,790)	1,318,333	204,602
Share-based compensation	361,636	(12,441)	—	349,195	54,194
Amortization of intangible assets from business acquisitions	—	104,004	—	104,004	16,141
Tax impacts	—	(26,002)	—	(26,002)	(4,035)

Non-GAAP net income (loss)	2,005,375	(207,055)	(52,790)	1,745,530	270,902